

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 11, 2017

Ron Bentsur
Chief Executive Officer
UroGen Pharma Ltd.
9 Ha'Ta'asiya Street
Ra'anana 4365007, Israel

     Re: UroGen Pharma Ltd.
             Amendment No. 5 to Draft Registration Statement on Form F-1
             Submitted December 28, 2016
             CIK No. 0001668243

Dear Mr. Bentsur:

     We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

License Agreement with Allergan, page 95

1.   We note your response to prior comment 2; however, material information must be disclosed even if that information could be considered commercially sensitive. We further note that disclosure concerning the contingent nature of the milestone payments should mitigate any potential concern that investors could place undue value on the arrangements. Accordingly, please revise to disclose each "material milestone payment" referenced on page 96 as well as the aggregate milestone consideration you can earn for each of the development, regulatory and commercial milestone categories and the nature of the underlying triggering events for each such category.

You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joshua A. Kaufman, Esq.
        Cooley LLP